Annual Report

JUNE 30, 2005

Waddell & Reed Advisors International Growth Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors International Growth Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors International Growth Fund, Inc. prospectus and current Fund performance information.

President's Letter

June 30, 2005



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended June 30, 2005. The 12-month period saw solid results for most investors. Stocks ended the period higher, with the S&P 500 returning 6.33 percent. Bonds overall, also, showed good results, with the Citigroup Broad Investment Grade Index rising 7.00 percent over the past 12 months.

Economic fundamentals were quite good. Corporate earnings remained solid. Gross domestic product (GDP) in the United States averaged 4 percent annualized growth through 2004, 3.8 percent in the first quarter of 2005, and estimates for the second calendar quarter of 2005 are for growth at 3 to 3.5 percent. Despite rising financial markets, investors generally remained cautious, bothered apparently by rising energy prices and interest rates, the potential for accelerating inflation, and a declining U.S. dollar.

The Federal Reserve initiated a series of increases in short-term interest rates during the period. The Fed enacted five quarter-point increases in the last half of calendar 2004 and four more between January and June of 2005, taking short-term rates from a very low level of 1 percent up to 3.25 percent. Recent public statements by the Federal Reserve indicate that additional increases may be forthcoming.

Despite the rising short-term interest rates and higher oil prices, we continue to feel the economy is doing quite well. Real economic growth of around 3 percent for the rest of calendar 2005, with a nominal growth (after inflation) of around 6 percent, seems likely, in our view. History suggests that corporate profits tend to grow in line with growth in the economy, and stocks generally follow the growth in profits. It now appears that S&P 500 profits could potentially rise in the area of 10 percent for all of 2005. Equities have been sluggish in the first six months of 2005, actually down slightly. We believe that some catch-up with profit growth appears probable.

Regardless of short-term setbacks brought on by economic or geopolitical events – and although past performance is no guarantee of future results – stocks have historically continued to rise over time. And, through appropriate diversification, you can potentially provide more balance to your portfolio over time.

Your financial advisor can help you with these strategies and work with you to develop and maintain a customized investment plan based on your individual situation. We believe that focusing on that plan, despite the swings of the market, is important as you work toward a sound financial future.

Thank you for your partnership and your continued commitment to your investment program.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Manager's Discussion of International Growth Fund

June 30, 2005



An interview with Thomas A. Mengel, portfolio manager of Waddell & Reed Advisors International Growth Fund, Inc.

The following discussion, graphs and tables provide you with information regarding the Fund's performance for the fiscal year ended June 30, 2005.

How did the Fund perform during the last fiscal year?

The Fund showed a positive return for the period, but lagged its benchmark index. The Class A shares of the Fund increased 8.86 percent for the year (before the impact of any sales charges). In comparison, the Morgan Stanley Capital International EAFE Index (generally reflecting the performance of securities that represent the international equity markets) increased 13.66 percent during the year, and the Lipper International Large-Cap Core Funds Universe Average (reflecting the performance of the universe of funds with similar objectives) increased 11.26 percent. Please note that the Fund returns include applicable fees and expenses, whereas the index returns do not include any such fees.

Why did the Fund lag its benchmark index during the fiscal year?

We believe that our stock selection was the biggest factor, as specific holdings negatively impacted performance for the fiscal year. Fund performance was particularly hurt by an overweight position in consumer-discretionary stocks in Europe, where domestic demand has been slow to recover.

What other market conditions or events influenced the Fund's performance during the fiscal year?

Financial markets were faced with sharp increases in energy prices during the fiscal year, as well as rising interest rates in the United States and several foreign countries. There were also periods of uncertainty over China's ability to manage its industrial expansion. Foreign equity markets recovered late in 2004, but trended lower again by March of 2005, as slower economic growth became evident in most industrialized countries. During this time, however, economic growth remained impressive in both the United States and China, providing a stable framework for global demand. In recent months, most equity markets began to rebound, as bond prices rallied on the expectation of moderate but non-inflationary global growth.

What strategies and techniques did you employ that specifically affected the Fund's performance?

Early in the fiscal year, the Fund was overweight in consumer-related shares, particularly discretionary spending selections in continental Europe, where domestic demand has been sluggish for several years.

Corporate labor reform continues to reduce German business costs while boosting profitability, but workers continue to be impacted by stagnant wages and a weak hiring environment.

What industries or sectors did you emphasize during the fiscal year, and what looks attractive to you going forward?

While the Fund was overweight in consumer sectors early in the fiscal year, its exposure to materials and industrials was quite limited. However, by the middle of the fiscal year, our sector weights were adjusted to be much closer to benchmark levels, with the exception of a moderate overweight position in energy. As crude oil prices continued to move higher, we established this moderate overweight position in the energy sector on the premise that high energy prices appear to be well-supported by fundamentals and are likely to stay high for a protracted period of time.

In terms of country selections, we have maintained our overweight positions in areas of Europe, such as Switzerland and Germany, that we believe have been economically weak countries but now are experiencing improved export growth aided by weaker currencies. German manufacturing companies continue what we view as impressive cost-cutting activities associated with labor reform. Our British exposure remains significantly underweight, as we feel that a strong currency may limit export growth, and the combination of higher interest rates and falling home prices threatens to further dampen consumer sentiment and spending plans, in our opinion. Japanese exposure remains about neutral with the benchmark, in response to stable domestic demand and market sentiment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

Waddell & Reed Advisors International Growth Fund, Inc., Class A Shares[1].	$16,186
— — — Morgan Stanley Capital International EAFE Index	$16,638
— — — Lipper International Large-Cap Core Funds Universe Average . .	$16,782



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]

	Class A	Class B	Class C	Class Y
1-year period ended 6-30-05	2.60%	3.60%	7.80%	9.41%
5-year period ended 6-30-05	−7.87%	−8.15%	−7.68%	−6.31%
10-year period ended 6-30-05	4.93%	—	—	—
Since inception of Class[3] through 6-30-05	—	−3.08%	−2.62%	5.47%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-4-99 for Class B shares, 10-5-99 for Class C shares and 9-27-95 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations.

Illustration of Fund Expenses

INTERNATIONAL GROWTH FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2005.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Fund Expenses

For the Six Months Ended June 30, 2005	Beginning Account Value 12-31-04	Ending Account Value 6-30-05	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$ 981	1.61%	$ 7.90
Class B	1,000	975	2.88	14.08
Class C	1,000	976	2.63	12.88
Class Y	1,000	984	1.09	5.38
Based on 5% Return[2]				
Class A	$1,000	$1,017	1.61%	$ 8.05
Class B	1,000	1,011	2.88	14.34
Class C	1,000	1,012	2.63	13.12
Class Y	1,000	1,019	1.09	5.47

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2005, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF INTERNATIONAL GROWTH FUND

Portfolio Highlights

On June 30, 2005, Waddell & Reed Advisors International Growth Fund, Inc. had net assets totaling $686,854,751 invested in a diversified portfolio of:

95.87%	Common Stocks
4.13%	Cash and Cash Equivalents

As a shareholder of the Fund, for every $100 you had invested on June 30, 2005, your Fund was invested by geographic region and by industry, respectively, as follows:



Europe	$65.56
Pacific Basin	$24.29
Cash and Cash Equivalents	$ 4.13
Canada	$ 2.30
Other	$ 1.95
Mexico	$ 1.77

Financial Services Stocks	$23.10
Capital Goods Stocks	$12.06
Utilities Stocks	$11.06
Energy Stocks	$10.99
Health Care Stocks	$ 7.53
Technology Stocks	$ 6.91
Consumer Nondurables Stocks	$ 6.83
Business Equipment and Services Stocks	$ 4.61
Cash and Cash Equivalents	$ 4.13
Retail Stocks	$ 3.67
Consumer Services Stocks	$ 2.99
Raw Materials Stocks	$ 2.53
Consumer Durables Stocks	$ 2.28
Miscellaneous Stocks	$ 1.31

The Investments of International Growth Fund

June 30, 2005

COMMON STOCKS	Shares	Value
Australia – 1.83%		
Australia and New Zealand Banking Group Limited	300,000	$ 4,966,830
Westpac Banking Corporation	500,000	7,592,970
		12,559,800
Austria – 2.45%		
Erste Bank der oesterreichischen Sparkassen AG	170,000	8,511,216
Raiffeisen International Bank-Holding AG*	130,000	8,308,386
		16,819,602
Belgium – 1.15%		
KBC Group NV.	100,000	**7,902,606**
Brazil – 0.29%		
Gol Linhas Aereas Inteligentes S.A.	67,000	**2,014,020**
Canada – 2.30%		
EnCana Corporation	260,000	10,256,121
Shoppers Drug Mart Corporation	160,000	5,550,114
		15,806,235
France – 9.67%		
BNP Paribas.	100,000	6,861,834
France Telecom	250,000	7,309,608
Lafarge	60,000	5,471,314
Pernod Ricard	26,200	4,185,356
Sanofi-Aventis	100,000	8,217,258
Sanofi-Aventis (A)	27,000	2,218,660
Total S.A.	80,000	18,811,349
VINCI	160,000	13,321,882
		66,397,261
Germany – 10.07%		
Allianz Aktiengesellschaft, Registered Shares	80,000	9,216,883
BASF Aktiengesellschaft	110,000	7,321,710
Bayerische Hypo- und Vereinsbank AG*	400,000	10,407,720
Continental Aktiengesellschaft.	60,000	4,327,675
Deutsche Telekom AG, Registered Shares	500,000	9,258,030
E.ON AG	83,000	7,400,905
Fresenius AG	22,300	2,555,712
SAP Aktiengesellschaft	40,000	6,985,274
Siemens AG	160,000	11,695,373
		69,169,282

See Notes to Schedule of Investments on page 15.

The Investments of International Growth Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Greece – 0.54%		
Alpha Bank	140,000	$ **3,734,193**
Ireland – 2.60%		
Anglo Irish Bank Corporation plc (Ireland).	800,000	9,923,640
CRH public limited company	300,000	7,900,186
		17,823,826
Italy – 4.25%		
Assicurazioni Generali SpA	160,000	4,995,706
Banco Popolare di Verona e Novara S.c. a r.l.	350,000	5,963,866
Eni S.p.A.	550,000	14,184,149
Saipem S.p.A.	300,000	4,044,488
		29,188,209
Japan – 20.08%		
ACOM CO., LTD.	87,000	5,577,225
Canon Inc.	228,000	12,005,410
CREDIT SAISON CO., LTD.	220,000	7,319,448
Dentsu Inc.*	1,400	3,458,660
Honda Motor Co., Ltd.	100,000	4,931,927
Hoya Corporation	60,000	6,924,533
INPEX Corporation (A).	438	2,480,065
Japan Tobacco Inc.	550	7,339,284
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	800	6,787,485
Mitsubishi Corporation	700,000	9,517,627
Mizuho Financial Group, Inc.	750	3,394,644
Nihon Densan Kabushiki Kaisha	70,000	7,409,611
Nomura Holdings, Inc.	280,000	3,350,104
ORIX Corporation.	57,000	8,551,799
SMC Corporation	65,000	7,091,335
Sega Sammy Holdings Inc.	140,000	8,583,536
Shinsei Bank, Limited (A).	1,020,000	5,499,594
TDK Corporation*.	50,000	3,408,169
Taisei Corporation	1,000,000	3,372,104
Tokyo Electric Power Company, Incorporated (The)	150,000	3,577,225
Tokyo Gas Co., Ltd.	1,760,000	6,585,520
Toyota Motor Corporation	300,000	10,738,437
		137,903,742

See Notes to Schedule of Investments on page 15.

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
Mexico – 1.77%		
Cemex, S.A. de C.V., ADR	192,238	$ 8,154,736
Grupo Televisa, S.A., GDR.	64,100	3,979,969
		12,134,705
Norway – 0.68%		
Statoil ASA	230,000	**4,698,762**
Russia – 1.08%		
OAO LUKOIL, ADR	200,000	**7,390,000**
Singapore – 0.49%		
DBS Group Holdings Ltd	400,000	**3,391,639**
South Korea – 1.89%		
LG Chem, Ltd.*	160,000	5,846,303
Samsung Electronics Co., Ltd.	15,000	7,162,881
		13,009,184
Spain – 3.80%		
Enagas, S.A.	450,000	7,978,244
Fadesa Inmobiliaria, S.A.	120,000	3,434,548
Gestevision Telecinco, S.A.	150,000	3,514,421
Grupo Ferrovial, S.A.	120,000	7,740,439
Telefonica, S.A.	208,000	3,408,310
		26,075,962
Switzerland – 11.90%		
Baloise-Holding, Registered Shares	65,000	3,245,943
Compagnie Financiere Richemont SA	160,000	5,380,774
Holcim Ltd, Registered Shares	160,000	9,737,828
Nestle S.A., Registered Shares	47,000	12,028,714
Novartis AG, Registered Shares	400,000	19,054,307
Roche Holdings AG, Genussschein	85,000	10,757,647
Swatch Group Ltd (The), Bearer Shares*	30,000	4,213,483
UBS AG	178,000	13,888,889
Zurich Financial Services, Registered Shares.	20,000	3,445,693
		81,753,278
Turkey – 0.38%		
Turkiye Garanti Bankasi Anonim Sirketi.	600,000	**2,593,010**

See Notes to Schedule of Investments on page 15.

The Investments of International Growth Fund

June 30, 2005

COMMON STOCKS (Continued)	Shares	Value
United Kingdom – 18.05%		
ARM Holdings plc*	1,680,000	$ 3,408,888
BAE SYSTEMS plc	700,000	3,599,525
BP p.l.c.	1,700,000	17,696,621
British American Tobacco p.l.c.	180,000	3,470,165
Carnival plc	230,000	13,050,922
HBOS plc*	150,000	2,312,637
IG Group Holdings plc (A)	750,000	1,968,630
NEXT plc	250,000	6,759,188
Reckitt Benckiser plc	350,000	10,315,713
Royal Bank of Scotland Group plc (The)	425,000	12,838,426
Smith & Nephew plc	900,000	8,885,040
Smiths Group plc	215,000	3,540,130
tesco plc	2,250,000	12,849,848
Vodafone Group Plc	6,800,000	16,569,642
WPP Group plc	650,000	6,690,656
		123,956,031
United States – 0.60%		
Inco Limited	110,000	**4,152,500**
TOTAL COMMON STOCKS – 95.87%		**$658,473,847**
(Cost: $551,982,036)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Banks – 0.58%		
Royal Bank of Scotland PLC (The),		
3.285%, 7–12–05	$4,000	**3,995,985**
Beverages – 0.29%		
Diageo Capital plc,		
3.25%, 7–6–05	2,000	**1,999,097**
Finance Companies – 0.58%		
Unilever Capital Corporation,		
3.27%, 7–8–05	4,000	**3,997,457**

See Notes to Schedule of Investments on page 15.

The Investments of International Growth Fund

June 30, 2005

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Multiple Industry – 0.78%		
Detroit Edison Co.,		
3.29%, 7–1–05	$5,319	$ 5,319,000
Security and Commodity Brokers – 0.63%		
Greenwich Capital Holdings Inc.		
(Royal Bank of Scotland PLC (The)),		
3.4%, 7–1–05	4,342	4,342,000
Total Commercial Paper – 2.86%		19,653,539
Municipal Obligation – 0.44%		
California		
County of Sacramento, Taxable Pension		
Funding Bonds, Series 1995B (Bayerische		
Landesbank Girozentrale, New York Branch),		
3.31%, 7–6–05	3,000	3,000,000
TOTAL SHORT-TERM SECURITIES – 3.30%		$ 22,653,539
(Cost: $22,653,539)		
TOTAL INVESTMENT SECURITIES – 99.17%		$681,127,386
(Cost: $574,635,575)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.83%		5,727,365
NET ASSETS – 100.00%		$686,854,751

Notes to Schedule of Investments

  *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2005, the total value of these securities amounted to $12,166,949 or 1.77% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL GROWTH FUND
June 30, 2005
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $574,636) (Notes 1 and 3)	$681,127
Cash	59
Receivables:	
Investment securities sold	3,462
Dividends and interest	2,608
Fund shares sold	1,885
Prepaid and other assets	57
Total assets	689,198

LIABILITIES

Payable to Fund shareholders	1,787
Accrued shareholder servicing (Note 2)	276
Accrued service fee (Note 2)	121
Accrued management fee (Note 2)	16
Accrued accounting services fee (Note 2)	15
Accrued distribution fee (Note 2)	11
Other	117
Total liabilities	2,343
Total net assets	$686,855

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$105,151
Additional paid-in capital	894,375
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	1,851
Accumulated undistributed net realized loss	
on investment transactions	(420,980)
Net unrealized appreciation in value of investments	106,492
Net unrealized depreciation in value of foreign currency exchange	(34)
Net assets applicable to outstanding units of capital	$686,855
Net asset value per share (net assets divided by shares outstanding):	
Class A	$6.54
Class B	$6.23
Class C	$6.36
Class Y	$6.56
Capital shares outstanding:	
Class A	96,655
Class B	3,142
Class C	969
Class Y	4,385
Capital shares authorized	400,000

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL GROWTH FUND
For the Fiscal Year Ended June 30, 2005
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1,098)	$12,653
Interest and amortization	927
Total income	13,580

Expenses (Note 2):

Investment management fee	6,102
Shareholder servicing:	
Class A	2,785
Class B	186
Class C	45
Class Y	41
Service fee:	
Class A	1,596
Class B	49
Class C	17
Distribution fee:	
Class A	66
Class B	148
Class C	52
Custodian fees	192
Accounting services fee	176
Legal fees	36
Audit fees	27
Other	221
Total expenses	11,739
Net investment income	1,841

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	57,390
Realized net gain on foreign currency transactions	2,866
Realized net gain on investments	60,256
Unrealized depreciation in value of securities during the period	(1,963)
Unrealized depreciation in value of foreign currency	
exchange during the period	(116)
Unrealized depreciation in value of investments during the period	(2,079)
Net gain on investments	58,177
Net increase in net assets resulting from operations	$60,018

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL GROWTH FUND
(In Thousands)

	For the fiscal year ended June 30,	
	2005	**2004**
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 1,841	$ 267
Realized net gain on investments	60,256	52,256
Unrealized appreciation (depreciation)	(2,079)	75,147
Net increase in net assets resulting from operations	60,018	127,670
Distributions to shareholders from (Note 1F):[1]		
Net investment income:		
Class A.	(3,645)	(9,920)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(298)	(438)
Realized gains on investment transactions:		
Class A.	(—)	(—)
Class B.	(—)	(—)
Class C.	(—)	(—)
Class Y	(—)	(—)
	(3,943)	(10,358)
Capital share transactions (Note 5)	(137,903)	(27,236)
Total increase (decrease)	(81,828)	90,076
NET ASSETS		
Beginning of period.	768,683	678,607
End of period.	$686,855	$768,683
Undistributed net investment income	$ 1,851	$ 145

(1)See "Financial Highlights" on pages 19 - 22.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$6.04	$5.16	$5.76	$6.79	$12.43
Income (loss) from investment operations:					
Net investment income	0.01	0.00*	0.03	0.01	0.06
Net realized and unrealized gain (loss) on investments.	0.52	0.96	(0.62)	(1.01)	(3.31)
Total from investment operations	0.53	0.96	(0.59)	(1.00)	(3.25)
Less distributions from:					
Net investment income	(0.03)	(0.08)	(0.01)	(0.03)	(0.03)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)*	(2.36)
Total distributions	(0.03)	(0.08)	(0.01)	(0.03)	(2.39)
Net asset value, end of period.	$6.54	$6.04	$5.16	$5.76	$ 6.79
Total return[1]	8.86%	18.69%	−10.25%	−14.75%	−28.74%
Net assets, end of period (in millions)	$632	$713	$642	$874	$1,128
Ratio of expenses to average net assets	1.61%	1.61%	1.75%	1.61%	1.44%
Ratio of net investment income to average net assets	0.28%	0.06%	0.63%	0.17%	0.71%
Portfolio turnover rate.	74%	125%	106%	121%	118%

*Not shown due to rounding.
(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$5.79	$4.94	$5.59	$6.65	$12.34
Income (loss) from investment operations:					
Net investment loss.	(0.10)	(0.05)	(0.05)	(0.05)	(0.04)
Net realized and unrealized gain (loss) on investments.	0.54	0.90	(0.60)	(1.01)	(3.29)
Total from investment operations	0.44	0.85	(0.65)	(1.06)	(3.33)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)*	(2.36)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(2.36)
Net asset value, end of period.	$6.23	$5.79	$4.94	$5.59	$ 6.65
Total return	7.60%	17.21%	−11.79%	−15.78%	−29.70%
Net assets, end of period (in millions)	$20	$22	$16	$20	$19
Ratio of expenses to average net assets	2.89%	2.94%	3.22%	3.01%	2.73%
Ratio of net investment loss to average net assets	−0.99%	−1.22%	−0.84%	−1.19%	−0.54%
Portfolio turnover rate.	74%	125%	106%	121%	118%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$5.90	$5.01	$5.64	$6.68	$12.36
Income (loss) from investment operations:					
Net investment loss.	(0.09)	(0.04)	(0.03)	(0.02)	(0.03)
Net realized and unrealized gain (loss) on investments.	0.55	0.93	(0.60)	(1.02)	(3.29)
Total from investment operations	0.46	0.89	(0.63)	(1.04)	(3.32)
Less distributions from:					
Net investment income	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)*	(2.36)
Total distributions	(0.00)	(0.00)	(0.00)	(0.00)	(2.36)
Net asset value, end of period.	$6.36	$5.90	$5.01	$5.64	$ 6.68
Total return	7.80%	17.77%	−11.17%	−15.56%	−29.56%
Net assets, end of period (in millions)	$6	$9	$6	$8	$3
Ratio of expenses to average net assets	2.59%	2.53%	2.71%	2.55%	2.54%
Ratio of net investment loss to average net assets	−0.79%	−0.80%	−0.42%	−0.69%	−0.32%
Portfolio turnover rate.	74%	125%	106%	121%	118%

*Not shown due to rounding.

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended June 30,				
	2005	**2004**	**2003**	**2002**	**2001**
Net asset value, beginning of period	$6.06	$5.18	$5.78	$6.79	$12.46
Income (loss) from investment operations:					
Net investment income	0.06	0.02	0.06	0.04	0.09
Net realized and unrealized gain (loss) on investments.	0.51	0.97	(0.62)	(1.01)	(3.32)
Total from investment operations	0.57	0.99	(0.56)	(0.97)	(3.23)
Less distributions from:					
Net investment income	(0.07)	(0.11)	(0.04)	(0.04)	(0.08)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)*	(2.36)
Total distributions	(0.07)	(0.11)	(0.04)	(0.04)	(2.44)
Net asset value, end of period	$6.56	$6.06	$5.18	$5.78	$ 6.79
Total return	9.41%	19.31%	−9.74%	−14.28%	−28.51%
Net assets, end of period (in millions)	$29	$25	$15	$15	$14
Ratio of expenses to average net assets	1.09%	1.06%	1.16%	1.15%	1.10%
Ratio of net investment income to average net assets	0.89%	0.69%	1.30%	0.73%	1.05%
Portfolio turnover rate.	74%	125%	106%	121%	118%

*Not shown due to rounding.

See Notes to Financial Statements.

Notes to Financial Statements

June 30, 2005

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors International Growth Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is long-term appreciation. Realization of income is a secondary goal. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Short-term debt securities are valued at amortized cost, which approximates market value.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Dividend income is recorded on the ex-dividend date except that certain dividends from foreign securities are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are "marked-to-market" daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the Forward Contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the contract and from unanticipated movements in the value of the foreign currency relative to the U.S. dollar. The Fund uses Forward Contracts to attempt to reduce the overall risk of its investments.

E. **Federal income taxes** – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

F. **Dividends and distributions** – Dividends and distributions to shareholders are recorded by the Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers. At June 30, 2005, $942,451 was reclassified between accumulated undistributed net investment income and accumulated undistributed net realized loss. Net investment income, additional paid-in capital and net assets were not affected by this change.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. The fee is payable by the Fund at the annual rates of: 0.85% of net assets up to $1 billion, 0.83% of net assets over $1 billion and up to $2 billion, 0.80% of net assets over $2 billion and up to $3 billion, and 0.76% of net assets over $3 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table.

Accounting Services Fee	
Average Net Asset Level **(in millions)**	**Annual Fee Rate** **for Each Level**
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.5292 for each shareholder account which was in existence at any time during the prior month. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $662,323. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and is paid to W&R. During the period ended June 30, 2005, W&R received $83, $39,485 and $513 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $397,783 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class. The Class B Plan and the Class C Plan each permit W&R to receive compensation, through the distribution and service fee, respectively, for its distribution activities for that class, which are similar to the distribution activities described with respect to the Class A Plan, and for its activities in providing personal services to shareholders of that class and/or maintaining shareholder accounts of that class, which are similar to the corresponding activities for which it is entitled to reimbursement under the Class A Plan.

The Fund paid Directors' regular compensation of $44,369, which are included in other expenses. The Fund pays Frederick Vogel III additional compensation for his service as lead independent director. For the fiscal year ended June 30, 2005, that amount was $521.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Securities Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $503,599,316, while proceeds from maturities and sales aggregated $625,206,882. Purchases of short-term securities aggregated $2,736,431,762, while proceeds from maturities and sales of short-term securities aggregated $2,760,483,975. No U.S. government obligations were purchased or sold during the fiscal year ended June 30, 2005.

For Federal income tax purposes, cost of investments owned at June 30, 2005 was $579,748,933, resulting in net unrealized appreciation of $101,378,453, of which $108,954,321 related to appreciated securities and $7,575,868 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended June 30, 2005 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$6,497,511
Distributed ordinary income	3,942,755
Undistributed ordinary income	6,495,228
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	—

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses and net foreign currency losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

June 30, 2009	$ 33,608,221
June 30, 2010	198,208,780
June 30, 2011	167,974,958
June 30, 2012	20,677,660
Total carryover	$420,469,619

NOTE 5 – Multiclass Operations

The Fund currently offers four classes of shares, Class A, Class B, Class C and Class Y, each of which have equal rights as to assets and voting privileges. Class Y shares are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity.

Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended June 30,	
	2005	**2004**
Shares issued from sale of shares:		
Class A	9,227	19,258
Class B	609	1,323
Class C	325	789
Class Y	690	3,272
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	551	1,690
Class B	—	—
Class C	—	—
Class Y	46	76
Shares redeemed:		
Class A	(31,135)	(27,314)
Class B	(1,253)	(820)
Class C	(836)	(441)
Class Y	(494)	(2,104)
Decrease in outstanding capital shares	(22,270)	(4,271)
Value issued from sale of shares:		
Class A	$ 58,726	$109,483
Class B	3,695	7,261
Class C	2,016	4,313
Class Y	4,409	17,903
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,574	9,736
Class B	—	—
Class C	—	—
Class Y	298	438
Value redeemed:		
Class A	(195,020)	(157,929)
Class B	(7,396)	(4,563)
Class C	(5,098)	(2,489)
Class Y	(3,107)	(11,389)
Decrease in outstanding capital	$(137,903)	$ (27,236)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors International Growth Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors International Growth Fund, Inc. (the "Fund"), as of June 30, 2005, and the related statement of operations for the fiscal year then ended, the statements of changes in net assets for each of the two fiscal years in the period then ended, and the financial highlights for the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of June 30, 2005, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors International Growth Fund, Inc. as of June 30, 2005, the results of its operations for the fiscal year then ended, the changes in its net assets for each of the two fiscal years in the period then ended, and its financial highlights for the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
August 12, 2005

Income Tax Information

The amounts of the distribution below, multiplied by the number of shares owned by you on the record date, will give you the total amounts to be reported in your Federal income tax return for the year in which they were received or reinvested.

		For Individuals			**For Corporations**		
Record Date	Total	Qualifying	Non-Qualifying	Long-Term Capital Gain	Qualifying	Non-Qualifying	Long-Term Capital Gain
				Class A			
12-15-04	$0.03470	$0.03470	$ —	$ —	$ —	$0.03470	$ —
				Class B			
12-15-04	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class C			
12-15-04	$ —	$ —	$ —	$ —	$ —	$ —	$ —
				Class Y			
12-15-04	$0.06970	$0.06970	$ —	$ —	$ —	$0.06970	$ —

CORPORATION DEDUCTIONS – Under Federal tax law, the amounts reportable as Qualifying Dividends are eligible for the dividends received deduction in the year received as provided by Section 243 of the Internal Revenue Code.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors International Growth Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds, Waddell & Reed InvestEd Portfolios, Inc. and W&R Target Funds, Inc. (the Advisors Fund Complex), except that Mr. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, make up the Waddell & Reed Fund Complex. The Ivy Family of Funds consists of the portfolios in the Ivy Funds and Ivy Funds, Inc.

The interested directors are "interested" by virtue of their current or former engagement as officers of Waddell & Reed Financial, Inc. (WDR) or its wholly-owned subsidiaries, including the funds' investment advisor, Waddell & Reed Investment Management Company (WRIMCO); the funds' principal underwriter, Waddell & Reed, Inc. (W&R); and the funds' transfer agent, Waddell & Reed Services Company (WRSCO), as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly-owned subsidiaries, including W&R, WRIMCO and WRSCO. Each Director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

Additional Information about Directors

The Statement of Additional Information (SAI) for Waddell & Reed Advisors International Growth Fund, Inc. includes additional information about Fund directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

James M. Concannon (57)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: Professor of Law, Washburn Law School (1988 to present); Dean, Washburn Law School (1988 to 2001)
Other Directorships held by Director: Director, Am Vestors CBO II, Inc., a bond investment firm

John A. Dillingham (66)

4040 Northwest Claymont Drive, Kansas City, MO 64116
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1997
Director of Funds in the Fund Complex since: 1997
Principal Occupations During Past 5 Years: President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises
Other Directorships held by Director: Chairman, Clay Co. IDA and Kansas City Municipal Assistance Corp., both bonding authorities; Director, Salvation Army

David P. Gardner (72)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupation During Past 5 Years: retired
Other Directorships held by Director: Chairman, J. Paul Getty Trust; Director, Fluor Corp.; Director, Salzburg Seminar

Linda K. Graves (51)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 44
Director since: 1995
Director of Funds in the Fund Complex since: 1995
Principal Occupation During Past 5 Years: Shareholder/attorney, Levy & Craig PC (1994 to present) (currently on leave of absence); First Lady of Kansas (1995 to 2003)
Other Directorships held by Director: Director, American Guaranty Life Insurance Company

Joseph Harroz, Jr. (38)

6300 Lamar Avenue, Overland Park, KS 66202
Position held with Fund: Director
Number of portfolios overseen by Director: 72
Director since: 1998
Director of Funds in the Fund Complex since: 1998
Principal Occupations During Past 5 Years: Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present)
Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

John F. Hayes (85)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1988

Director of Funds in the Fund Complex since: 1988

Principal Occupation During Past 5 Years: Shareholder, Gilliland & Hayes, PA, a law firm; formerly, Chairman, Gilliland & Hayes (1995 to 2003)

Other Directorships held by Director: Director, Central Bank & Trust; Director, Central Financial Corp.

Glendon E. Johnson (81)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupations During Past 5 Years: Retired

Other Directorships held by Director: Manager, Castle Valley Ranches LLC; Chairman, Wellness Council of America; Chairman, Bank Assurance Partners, marketing; Executive Board and Advisory Committee, Boy Scouts of America

Frank J. Ross, Jr. (52)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1996

Director of Funds in the Fund Complex since: 1996

Principal Occupation During Past 5 Years: Shareholder/Director, Polsinelli Shalton Welte Suelthaus, a law firm (1980 to present)

Other Directorships held by Director: Director, Columbian Bank & Trust

Eleanor B. Schwartz (68)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 72

Director since: 1995

Director of Funds in the Fund Complex since: 1995

Principal Occupations During Past 5 Years: Professor Emeritus, University of Missouri at Kansas City (2003 to present); Professor of Business Administration, University of Missouri at Kansas City (1980 to 2003)

Other Directorships held by Director: Director, Ivy Funds, Inc.; Trustee, Ivy Funds

Frederick Vogel III (69)

6300 Lamar Avenue, Overland Park, KS 66202

Position held with Fund: Director

Number of portfolios overseen by Director: 44

Director since: 1971

Director of Funds in the Fund Complex since: 1971

Principal Occupation During Past 5 Years: Retired

Other Directorships held by Director: None

INTERESTED DIRECTORS

Robert L. Hechler (68)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Director; formerly, President, Principal Financial Officer

Number of portfolios overseen by Director: 24

Director since: 1998

Director of Funds in the Fund Complex since: 1998

Principal Occupations During Past 5 Years: Consultant of WDR and W&R (2001 to present); Director of WDR (1998 to 2003); Executive Vice President and Chief Operating Officer of WDR (1998 to 2001); Director, Principal Financial Officer and Treasurer of W&R (1981 to 2001); Chief Executive Officer and President of W&R (1993 to 2001); Director, Executive Vice President, Principal Financial Officer and Treasurer of WRIMCO (1985 to 2001); Director and Treasurer of WRSCO (1981 to 2001)

Other Directorships held by Director: None

Henry J. Herrmann (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chairman of the Board, Director and President; formerly, Vice President

Number of portfolios overseen by Director: 72

Director since: 1998; President since: 2001; Chairman of the Board of Directors since 2005

Director of Funds in the Fund Complex since: 1998

Principal Occupation(s) During Past 5 Years: Chief Executive Officer of WDR (2005 to present); Chief Investment Officer and President of WDR (1998 to 2005); President and Chief Executive Officer of WRIMCO (1993 to present); Chairman of WRIMCO (2005 to present); Chief Investment Officer of WRIMCO (1991 to 2005); President, Chairman and Chief Executive Officer of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); Chief Investment Officer of IICO, (2002 to 2005); President of each of the Funds in the Advisors Fund Complex (2001 to present); President of Ivy Funds, Inc. (2001 to present); President of Ivy Funds (2002 to present)

Other Directorships held by Director: Director of WDR, W&R, WRIMCO, WRSCO, IICO; Director, Austin, Calvert & Flavin, an affiliate of WRIMCO; Director, Ivy Funds Distributor, Inc. (IFDI) an affiliate of WDR; Director, Ivy Funds, Inc.; Trustee, Ivy Funds

OFFICERS

Theodore W. Howard (62)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Positions held with Funds in the Fund Complex: Treasurer and Principal Accounting Officer since 1976; Vice President since 1987; Principal Financial Officer since 2002

Principal Occupation(s) During Past 5 Years: Senior Vice President of WRSCO (2001 to present); Treasurer and Principal Accounting Officer of each of the Funds in the Fund Complex (1976 to present); Vice President of each of the Funds in the Fund Complex (1987 to present); Principal Financial Officer of each of the Funds in the Fund Complex (2002 to present); Vice President of Ivy Funds (2002 to present); Principal Financial Officer, Principal Accounting Officer and Treasurer of Ivy Funds (2003 to present); Assistant Treasurer of Ivy Funds (2002 to 2003); Vice President of WRSCO (1988 to 2001)

Directorships held: None

Kristen A. Richards (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Secretary and Associate General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Secretary and Associate General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present); Vice President, Associate General Counsel and Chief Compliance Officer of WRIICO (2002 to present); Vice President and Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Secretary of Ivy Funds (2002 to present); Assistant Secretary of each of the funds in the Fund Complex (1998 to 2000)

Directorships held: None

Daniel C. Schulte (39)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Vice President, Assistant Secretary and General Counsel since 2000

Positions held with Funds in the Fund Complex: Vice President, Assistant Secretary and General Counsel since 2000

Principal Occupation(s) During Past 5 Years: Vice President, Secretary and General Counsel of WDR (2000 to present); Senior Vice President, Secretary and General Counsel of W&R, WRIMCO and WRSCO (2000 to present); Vice President, General Counsel and Assistant Secretary of WRIICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the Funds in the Fund Complex (2000 to present); Vice President and Assistant Secretary of Ivy Funds (2002 to present); Assistant Secretary of WDR (1998 to 2000)

Directorships held: None

Scott Schneider (37)

6300 Lamar Avenue, Overland Park, KS 66202

Positions held with Fund: Chief Compliance Officer since 2004

Positions held with Funds in the Fund Complex: Chief Compliance Officer since 2004

Principal Occupation(s) During Past 5 Years: Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)

Directorships held: None

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is done with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1.888.WADDELL and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL or (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

To all traditional IRA Planholders:

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. The Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

    Waddell & Reed Advisors Global Bond Fund

    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds

    Waddell & Reed Advisors Accumulative Fund

    Waddell & Reed Advisors Core Investment Fund

    Waddell & Reed Advisors Dividend Income Fund

    Waddell & Reed Advisors New Concepts Fund

    Waddell & Reed Advisors Small Cap Fund

    Waddell & Reed Advisors Tax-Managed Equity Fund

    Waddell & Reed Advisors Value Fund

    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

    Waddell & Reed Advisors Bond Fund

    Waddell & Reed Advisors Government Securities Fund

    Waddell & Reed Advisors High Income Fund

    Waddell & Reed Advisors Limited-Term Bond Fund

    Waddell & Reed Advisors Municipal Bond Fund

    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

    Waddell & Reed Advisors Cash Management

Specialty Funds

    Waddell & Reed Advisors Asset Strategy Fund

    Waddell & Reed Advisors Continental Income Fund

    Waddell & Reed Advisors Retirement Shares

    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.

Waddell & Reed Advisors Funds
6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, Kansas 66201-9217



NUR1002A (6-05)